EXHIBIT 11

STANDARD COMMERCIAL CORPORATION

COMPUTATION OF EARNINGS PER COMMON SHARE

(In thousands, except share information; unaudited)

	Second quarter ended September 30		Six months ended September 30
	2003	2002	2003	2002
BASIC EARNINGS PER COMMON SHARE
Income from continuing operations	$14,267	$16,646	$23,151	$23,165
Loss from discontinued operations	(28,576)	(1,524)	(30,848)	(3,299)

Net income (loss) applicable to common stock	$(14,309)	$15,122	$(7,697)	$19,866

Basic average shares outstanding	13,619,434	13,482,835	13,578,184	13,426,454

From continuing operations	$1.05	$1.23	$1.71	$1.73
Discontinued operations	(2.10)	(0.11)	(2.27)	(0.25)

Net income (loss)	$(1.05)	$1.12	$(0.56)	$1.48

DILUTED EARNINGS PER COMMON SHARE
Income from continuing operations	$14,267	$16,646	$23,151	$23,165
Add – after-tax interest expense on 7 1/4%
Convertible subordinated debentures	539	539	1,078	1,093

Adjusted income from continuing operations	14,806	17,185	24,229	24,258
Loss from discontinued operations	(28,576)	(1,524)	(30,848)	(3,299)

Net income (loss) applicable to common stock	$(13,770)	$15,661	$(6,619)	$20,959

Basic average shares outstanding	13,619,434	13,482,835	13,578,184	13,426,454
Increase in shares outstanding assuming conversion of 7 1/4 convertible subordinated debentures at November 13, 1991	1,533,390	1,533,390	1,533,390	1,568,754
Stock options exercisable	68,924	83,632	62,530	85,516

Diluted average shares outstanding	15,221,748	15,099,857	15,174,104	15,080,724

From continuing operations	$0.97	$1.14	$1.60	$1.61
Discontinued operations	(1.87)	(0.10)	(2.03)	(0.22)

Net income (loss)	$(0.90)	$1.04	$(0.43)	$1.39